NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
[redacted] www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Chibougamau Project Underway

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

Sept 16, 2005

Novawest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Stock Exchange is pleased to report the first phase of research and prospecting is well underway on the company's Chibougamau Project in the northeast Abitibi Greenstone Belt of Quebec.

In recent months, the Novawest exploration team has successfully applied the Iron Oxide Copper Gold (IOCG) deposit model to recognize new potential within the region. Since mid-June, several hundred samples have been collected around copper-gold showings and these are now being sent for analysis. Channel sampling across mineralized shear zones will begin shortly within the recently mechanically stripped and hydraulically washed outcrops in the Nepton Bay area.

Ongoing research of the numerous geological reports from mines and mineral prospects has shown IOCG deposit model indicators are present in the region. The most significant feature is that since 1955, mines in the Chibougamau area have produced over 800,000 tons copper and 3 million ounces gold from shear zones near immense magnetite-ilmenite layers within the Lac Dore Anorthosite. Ferrogabbro-magnetite-ilmenite extends for 110km around the perimeter of the Lac Dore Anorthosite and are recognizable in aeromagnetic data. Copper-gold mines from Obalski to Portage comprise only a 15km strike length below these iron oxide-rich layers.

Novawest's consultants have recently identified over 2 dozen areas for follow-up using the IOCG model. An immediate 80 line-km airborne geophysical survey is recommended in the Magnetite Bay-Nepton Bay area. It would cover a 17 kilometre strike length of the Lac Dore anorthosite containing the ferrogabbro-magnetite layered zones where nearby there are numerous copper-gold indications in shear zones. The recommended survey area begins just 6 kilometres along strike from the Portage-Henderson-Copper Rand Cu-Au mines. Drilling in 2004 and increased exposures of outcrops around several showings have supported the viewpoint that this is a large area with considerable exploration potential. Prospecting, outcrop mapping and airborne geophysics are considered the fastest and most cost effective means to determine fall 2005 drill targets within this prospective area.

In the past year, Novawest Resources Inc. has assembled a very large, 816 square kilometre, mineral claims package within a 200km by 50 km corridor along the Grenville Front. The project includes several significant past producing mine-sites from Lac Shortt in the southwest to Icon in the northeast.

The central third of the project encompasses numerous iron oxide-copper-gold occurrences in the Lac Dore Anorthosite and Chibougamau Pluton. An enigma for geologists studying these deposits has been their overall mineral assemblages, ore mineral formation and age. Radiometric dating of mineralization has indicated a 2.2Ga Proterozoic age overprinted onto the 2.7Ga Archean greenstones and intrusions. Magnetite, hematite, siderite, chalcopyrite, gold, hematitization, chloritization, sericitization, potassic alteration, scapolite, albite, tourmaline and local hydrothermal breccias are present in various combinations within and adjacent these shear-zone occurrences. To the southwest is the unusual Lac Shortt gold deposit where carbonatite and syenite are associated with tungsten-bearing gold mineralization. To the northeast at the former Icon mine are flat-lying chalcopyrite-iron carbonate-quartz vein and breccia zones emplaced in flat-lying Proterozoic sedimentary rocks. These and other enigmatic aspects of mineralization in this region are now considered by Novawest's team to be caused by a previously postulated, widespread Proterozoic hydrothermal-metamorphic event, a mineralizing event consistent with the IOCG deposit model.

Novawest Resources Inc. looks forward to continually advancing the project on a wide variety of fronts in the coming year using a wide range of traditional exploration methods.

dlw 12/19

Additional details and pictures on the Chibougamau Project are being updated on the Novawest website (www.novawest.com).

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – President

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

News Release

For Immediate Release

Drill Program Underway in Chibougamau

Vancouver, Tuesday November 22 2005, 12:00 p.m. PST

Patrick O'Brien, President and CEO of NovaWest Resources Inc. reports drilling has begun on the company's Chibougamau Project in the northeast Abitibi Greenstone Belt of Quebec.

In recent months, the Novawest exploration team has successfully applied the Iron Oxide Copper Gold (IOCG) deposit model to recognize new potential within the region.

Historical airborne geophysical results indicated conductors and magnetic responses 400m south of the former Merrill open pit that were untested. Abitibi Geophysics Inc. completed electromagnetic and magnetic surveys in October that immediately confirmed and refined the locations of conductance and magnetic highs. Of particular interest were moderate to strong conductance flanking a 300 metre diameter plug-like magnetic high (+1500 nT) as well as strong to very strong conductance and corresponding magnetic high (+ 1000 nT) near the Merrill open pit. Drilling these geophysical targets was recommended.

Major Drilling was contracted last week to complete an initial drill program and rapid mobilization from Val d'Or meant the drill was onsite and drilling by Friday, November 18. NWM5-1 (-55 degrees) has been completed to 279 metres depth and has sectioned across the strong conductance flanking the magnetic high. Anorthosite is superimposed by multiple zones of sparsely mineralized quartz stockwork veins containing pyrite, molybdenite and chalcocite. Earlier today NWM5-2 (-85 degrees) started from the same setup to further test this newly discovered mineralization in the anorthosite. Over half the initial 112 metres of anorthosite has already been sawn and samples prepared for assaying. Assay results are not expected for several weeks which will be after the completion of this initial drill program. Holes are being preserved for borehole geophysical surveys to further refine the geophysical parameters of the mineralized anorthosite in three dimensions.

The next drill hole is planned to test the same zone of conductance about 100 metres along strike and another hole is planned to test the very strong conductance-magnetic features adjacent the former Merrill Mine open pit.

Robert Stewart is the Qualified Person for this news release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

RECEIVED
2005 DEC 19 A 11:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News Release

For Immediate Release

Prospecting Highlights From Chibougamau Project

Vancouver, Thursday October 27 2005, 11:00a.m. PST

Some highlights of grab samples results from the 2005 Chibougamau region prospecting program are presented here. Grab samples are not to be considered representative values for an area however they provide some good indications for the exploration team. All the showings described here are from the large layered igneous complex at Chibougamau that hosts numerous copper-gold occurrences. Over 800,000 tonnes copper and 3 million ounces gold have been produced over fifty years from mines in the complex. Novawest Resources explorationists are applying proven exploration techniques and the iron-oxide-copper-gold deposit model to develop prospective drill targets in the region.

Over the past year, Novawest's exploration has focused on the Nepton Bay area, 11km east of the copper-gold mines in Chibougamau. Numerous copper-gold showings in sheared Layered Series of the Lac Dore anorthosite in the Nepton Bay area are intriguing because the setting has similarities to the previously productive part of the camp. The announcement by Campbell Resources several weeks ago of a lengthy copper-rich drill intersection at its Corner Bay property on the other side of the complex from the mines is also encouraging for demonstrating the area's potential has not been fully developed.

Gold values (76.0 g/t and 1.44 g/t) in mineralized anorthosite outcrop grab samples from the Lac Demers showing in the Nepton Bay area occur with elevated copper (1175 & 456 ppm Cu), bismuth (780ppm Bi) and silver (4 g/t Ag). Previous drilling in this area reported 1% copper over 0.76m. Grab sample results were encouraging enough to immediately commence sawn channel sampling of the showing in early October. Channel sampling for the 2005 season is now completed. Results from all channel sampling are expected in November.

Freshly stripped outcrop exposures at the Twin Showing occur about 2.3km west-southwest of the Lac Demers Showing in the Nepton Bay area. Grab samples with elevated values (eg: up to 3.97% Cu, 16 g/t Ag, 0.18 g/t Au) provide an early indication of results from 112 sawn channel samples collected in September from the Twin Showing area.

The Nepton River Showing area is about 1.7km east of the Twin Showing area. This area has also been drill tested in the past. Recent outcrop grab samples returned results up to 1.75% Cu, 4 g/t Ag and 0.2 g/t Au.

Another outcrop grab sample highlight from the Nepton Bay area is from the Duvex area about 3km southwest of the Twin Showing. Low water levels in Lake Chibougamau in August permitted prospectors to collect grab samples from a sulphide-mineralized, sheared anorthosite. Elevated values (1.02% Cu, 6 g/t Ag, 0.1 g/t Au, 693ppm Co) were determined in a very sulphidic (~50% pyrite) grab sample.

A prospector's outcrop grab sample from the east side of Lake Chibougamau, about 13km southwest of the Duvex Showing and 10km northeast of the Corner Bay Deposit returned elevated some values (0.19% Cu and 0.8g/t Au). Another prospectors grab sample collected about 16 km to the west-northwest in the Lac Cache area contains 5760ppm Cu in a sulphidized (12.9% S) ferrogabbro (29.3% Fe) from the base of the anorthosite complex's "Layered Series".

A large bornite-chalcopyrite mineralized boulder on the Lost Island claims near the western margin of the intrusive complex was sampled and returned 1 g/t silver, 538ppm cobalt, 7240 ppm copper and only 0.7% sulphur. The boulder has been transported but it provides an indication that the western margin of the intrusive complex may also contain significant copper mineralization.

All analyses were completed by ALS Chemex in Vancouver and Christian Derosier is the Qualified Person for this news release.

Additional details and pictures on the Chibougamau Project are being updated on the Novawest website(www.novawest.com).

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

News Release

For Immediate Release

PRELIMINARY CHIBOUGAMAU RESULTS

Vancouver, Friday December 9 2005, 1:00 p.m. PST

Novawest Resources Inc. is pleased to announce the following ICP-MS results received from ALS Chemex from sawn BQ core samples from drill hole NWM5-4 completed November 30 on the company's Chibougamau Project.

A 3.0 metre core length intersection from 82.5 to 85.5 metres contains 1.82% copper, 19.8 grams per tonne Ag and 0.12 grams per tonne gold. This includes a 1.5 metre interval between 83.5 and 85.0 metres with 2.9% copper, 32.3 grams per tonne silver and 0.2 grams per tonne gold. Semi-massive pyrite-chalcopyrite veins within a quartz and chlorite shear zone in anorthosite are the host to this mineralized intersection.

Borehole geophysical surveying will be undertaken this winter to locate major off-hole conductors to drill test in 2006. Sizeable conductors with these grades are considered an attractive target near surface and near infrastructure. A number of sizeable conductors determined in recent surface geophysical surveys were not satisfactorily intersected in the just completed 4 hole program.

The grades intersected within this small conductor are considered an encouraging indication of what may be found in larger conductors.

Major Drilling Group completed 993 metres in 4 holes between November 18 and 30, 2005. The four holes sectioned previously untested geological targets with coincident geophysical electromagnetic and magnetic responses within 400 metres of the former Merrill Mine open pit. Anorthosite, tonalite, quartz feldspar porphyry, feldspar-phyric grey dikes and shear zones were intersected. Alteration, quartz veining and disseminated pyrite mineralization is widespread.

About 55% of the BQ core has been sawn and sampled for preparation and ICP analysis by ALS Chemex of Val d'Or and Vancouver.

Robert Stewart, (P. Geo. APGNS), is the Qualified Person pursuant to National Instrument 43-101 for this News Release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

News Release

For Immediate Release

CHIBOUGAMAU DRILLING UPDATE

Vancouver, Tuesday December 7 2005, 8:00 a.m. PST

Patrick O'Brien, President and CEO of NovaWest Resources Inc. reports the initial phase of the 2005-2006 winter drilling program has been successfully completed on the company's Chibougamau Project in the northeast Abitibi Greenstone Belt of Quebec.

In recent months, the Novawest exploration team has applied the Iron Oxide Copper Gold (IOCG) deposit model to recognize new potential within the region.

Major Drilling completed 993 metres in 4 holes between November 18 and 30, 2005. The four holes sectioned previously untested geological targets with coincident geophysical electromagnetic and magnetic responses within 400 metres of the former Merrill Mine open pit. Anorthosite, tonalite, quartz feldspar porphyry, feldspar-phyric grey dikes and shear zones were intersected. Alteration, quartz veining and disseminated pyrite mineralization are widespread.

About 55% of the BQ core has been sawn and sampled for preparation and ICP analysis by ALS Chemex of Val d'Or and Vancouver. Rush samples are presently being processed in Vancouver.

Robert Stewart, (P. Geo. APGNS), is the Qualified Person pursuant to 43-101 for this news release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

News Release

For Immediate Release

Private Placement

Vancouver, Monday November 7 2005 , 2:15 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces that the Company has arranged a non-brokered Private Placement, subject to regulatory approval, through the issuance of 2,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of 18 months. The warrants are exercisable at $0.10 if exercised on or before May 4, 2006 or at $0.25 if exercised between May 4, 2006 and their expiry date of May 4, 2007. Of the proceeds $135,045 are flow-through and $64,595 are non flow-through. The majority of the proceeds will be applied to the current exploration program being carried out on the Company's Chibougamau project in Quebec, with the remainder being applied to the Company's working capital. There will be no finders' fee paid on this transaction. All shares issued with respect to this private placement will be subject to the applicable hold periods. All terms are subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

News Release

For Immediate Release

Gold Project Test-Drill Hole Completed On The Solano Gold Property

Vancouver, Wednesday June 22 2005, 11:30 a.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), has completed a single hole (NW-05-01) diamond drill program (244 metres) on the Solano Gold Property. Diamond drill hole NW-05-01 intersected an anomalous zone of gold mineralization from 63.5 to 71.0 metres grading 0.840 grams gold over 7.5 metres, including 2.217 grams over 1.45 metres. The program was designed as a follow up a single, preliminary test-hole that was drilled in late 2004. This scissor hole targeted the dip extension of the gold mineralization intersected in 2004. (See Novawest press release January 26, 2005 for full detail – www.novawest.com)

The gold mineralization is hosted within a structural / fault zone containing numerous altered mafic dykes, strong quartz calcite veining and 1% disseminated to stringer pyrite. The host rock is a strongly hematite and calcite altered coarse grained granitoid.

President/CEO, Pat O'Brien states: "These drill results are encouraging and warrant additional drilling which Novawest plans to undertake as soon as possible on the Solano Gold Property."

Dennis Bordin P.Eng, of Timmins, Ontario, supervised the project and is the Qualified Person responsible for the contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

NovaWest Resources Inc.

RECEIVED
2005 DEC 19 A 11:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

For Immediate Release

CHIBOUGAMAU CHANNEL SAMPLING RESULTS

Vancouver Wednesday November 16 2005, 11:00 a.m. PST

In August to September, 2005 Novawest's crews completed mechanical stripping and hydraulic washing three outcrop areas in the Nepton Bay area near Chibougamau Quebec. Nepton Bay is 22 km east of the historically mined part of the Chibougamau camp (800,000 tons copper, 3 million ounces gold from 15 mines) and 27 km north of the Corner Bay deposit where Campbell Resources recently announced an impressive drill intersection 9.8% copper over 15.2m.

Copper-gold mineralization in this northeast part of the Lac Dore Anorthosite Complex was the initial focus of Novawest's drilling in autumn 2004 at the Huguette and Twin Showings. At the Huguette Showing, drill hole HG3 intersected 3.3m of 1.2% copper, 0.93 g/T gold and 3.3 g/T silver. The best drill intersection at the Twin Showing was in drill hole TZ3 with 5.0m of 0.61% copper, 0.43 g/T gold and 2.6 g/T silver. These initial drill results were encouraging because they supported Novawest's concept that the geological processes that formed the Chibougamau copper-gold mines had also been active in the Nepton Bay area.

The 2005 outcrop stripping at the Huguette and Twin Showings, located 630 metres apart, provided a wealth of geological information that also supports Novawest's concepts and at a cost much less than an equivalent of drilling. The third stripped area, Mirror, is parallel and 75m from the Twin Showing. Structural controls, complexities and extensions to mineralization were clearly established.

In September and October, 2005, channel sampling at these 3 stripped areas plus on an outcrop at the Lac Demers showing was done in duplicate across mineralized structures using a portable rock saw. The Lac Demers Showing is 2.6km from the Huguette-Twin-Mirror showings and was where prospector's grab samples collected in 2005 returned values of 1.44 g/T gold and 76 g/T gold.

Channel sampling results highlights expressed as length-weighted averages are as follows:

2005 Twin Zone Channel Sample Highlights

Channel	From To	Length	Copper (%)	Gold(g/T)	Silver(g/T)
22.00E	353.5-354.5	1.0m	2.1	0.16	6.3
30.00E	367.5-370.7	3.2m	1.3	0.31	5.6
50.50E	360.5-362.5	2.0m	0.8	0.32	3.1
61.00E	352.0-355.0	3.0m	0.7	0.07	2.5

2005 Mirror Channel Sample Highlights

Channel	From To	Length	Copper (%)	Gold (g/T)	Silver(g/T)
43.00E	249.0-249.7	0.7m	2.2	0.11	9.0

2005 Huguette Zone Channel Sample Highlights

Channel	From To	Length	Copper (%)	Gold (g/T)	Silver(g/T)
74.30E	147.0-151.6	4.6m	0.3	0.04	1.2
77.80E	148.0-150.0	2.0m	1.6	0.12	5.5
82.60E	147.0-149.0	2.0m	3.4	0.17	8.5
89.00E	146.0-148.0	2.0m	1.1	0.36	3.0
10600E	144.1-146.5	2.4m	3.0	0.47	8.7

2005 Lac Demers Channel Sample Highlights

Channel	From	To	Length	Copper (%)	Gold (g/T)	Silver(g/T)
400.00E	5.5	6.3	0.8m	0.19	3.51	2.0
403.40E	1.0	6.0	5.0m	0.17	2.38	1.1
404.40E	0.0	1.0	1.0m	0.28	4.39	1.0

All channel samples were prepared and analysed by ALS Chemex using their Prep 31, ME-ICP41a and Au-AA25 procedures.

Robert Stewart is the Qualified Person for this news release.

Additional details and pictures on the Chibougamau Project are available on the Novawest website (www.novawest.com).

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

RECEIVED
2005 DEC 19 A 11:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

For Immediate Release

TRUE NORTH CLARIFICATION

Vancouver Tuesday November 22 2005, 5:20 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), Vancouver, BC

NovaWest Resources Inc. (the "Company") wishes to clarify earlier news releases reporting on its Option Agreement with Minera Capital Corporation ("MNL") dated March 26, 2004 whereby the Company can earn a 70% interest over three years by conducting exploration on the property, which forms the subject matter of the Minera Option, comprising the 304 Claim Cell (30,774 acres) True North Property at Raglan, Quebec. (the "True North Property").

Pursuant to the Company's Option Agreement with Cascadia International Resources Inc. ("CJ") dated April 10th, 2003 ("the Novawest/Cascadia Option") Cascadia, has under certain terms and conditions of the Novawest/Cascadia Option, the right to participate in the Company's right to earn its 70% interest in the True North Property.

The March 30, 2004 news release issued by Novawest relating to the True North Property states "by jointly meeting the work commitments of the earn-in, Novawest and Cascadia will each vest half of the 70% interest, thus, upon completion of the earn-in, Novawest and Cascadia will each hold a 35% interest in the True North Property".

In the June 7, 2004 news release, Novawest states, among other things, that:

> "Novawest and Cascadia (sic) are earning a 70% interest in the True North Property".

In the news release of August 24, 2004 issued by Novawest, the news release states, in part:

> "The True North is a 30,774-acre property located on the North Raglan Trend, adjoining the existing Raglan Assemblage currently being explored by Novawest/Cascadia. The property is held under an option agreement with Minera Capital Corporation who will retain a 30% interest once Novawest/Cascadia have fulfilled their work-commitments of up to the 3-year earn-in period. Novawest and Cascadia will each own half of a 70% interest in the property. Once Novawest/Cascadia have fulfilled their commitments, Minera must begin contributing its portion of exploration and maintenance expenses toward the property".

In the news release of November 19, 2004 issued by Novawest, the news release states:

> "Novawest Resources Inc. (TSXV-NVE; Frankfurt-NWM), is pleased to report initial assay results from geological mapping and prospecting on the True North Property. The True North Property is owned jointly by: Novawest Resources Inc. (35%), Cascadia International Resources Inc. (35%), and Minera Capital Corp. (30%). It is part of the Novawest/Cascadia Raglan Assemblage, located in the Cape Smith (Raglan) Belt of Nunavik, northern Quebec".